June 18, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F. Street NE

Washington, DC 20549

Attention: Sisi Cheng and Kevin Stertzel

Re:	ZK International Group Co., Ltd.
Form 20-F for Fiscal year Ended September 30, 2018
Filed January 31, 2019
File No. 001-38146

Dear Ms. Chen and Mr. Stertzel:

Reference is made to the letter (the “Comment Letter”) dated June 4, 2019, containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission on ZK International Group Co., Ltd.’s Annual Report on Form 20-F for the fiscal year ended September 30, 2018. We submit this letter on behalf of ZK International Group Co., Ltd. (the “Company”) to request a ten (10) business day extension of the deadline for responding to the Comment Letter in order to allow the Company additional time to gather necessary information and respond fully to the Comment Letter. This letter confirms that the Company anticipates submitting its response to the Comment Letter on or before July 2, 2019.

If you have any questions, please do not hesitate to contact William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. at wsr@orllp.legal or jye@orllp.legal.

Sincerely,

Very truly yours,

/s/ Ortoli Rosenstadt
Ortoli Rosenstadt LLP

cc:	Di Chen, Corporate Secretary, ZK International Group Co., Ltd.